FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2010

Commission File No. 000-30972

HIP ENERGY CORPORATION
(formerly Bradner Ventures Ltd.)
(Translation of registrant’s name into English)

Suite 404 – 999 Canada Place, World Trade Centre, Vancouver, BC  V6E 3E2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]  No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -_________

51-102F3
MATERIAL CHANGE REPORT

Item 1                     Name and Address of Company

HIP Energy Corporation (the “Company”)
(formerly Bradner Ventures Ltd.)
Suite 404 – 999 Canada Place
World Trade Centre
Vancouver, BC  V6E 3E2

Item 2                     Date of Material Change

April 30, 2010

Item 3                     News Release

The news release was disseminated on May 11, 2010 through Canada News Wire.

Item 4                     Summary of Material Change

The Company closed on two separate private placements each at the offering price of $0.25 per share for total combined aggregate proceeds of $1,129,000. The first placement was for $629,000 representing 2,516,000 common shares and the second for $500,000 representing 2,000,000 common shares. As a condition of the second $500,000 placement, the placee has contractually committed and agreed to provide additional funding to the Company of $2,000,000 at a price of $0.50 per share if the Company achieves 30 consecutive days of average daily oil production (or gas equivalent) of an average of 100 bbl oil per day for 30 consecutive days from five well bores  using the HIP Downhole Process Technology; and $4,000,000 at $1.00 per share if the Company achieves 30 consecutive days of average daily oil production (or gas equivalent) of 200 bbl per day from 10 wells using the HIP Downhole Process Technology excluding any production from the initial five production wells.

The proceeds from the private placements are intended to be used to allow the Company to proceed with the development of its well development program using the HIP Downhole Process Technology and for general working capital.

The Company announced the appointment of Michael Hines as Vice-President, Finance.

Item 5                     Full Description of Material Change

5.1          Full Description of Material Change

See attached News Release.

5.2          Disclosure for Restructuring Transactions

N/A

Item 6                     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7                     Omitted Information

None

Item 8                     Executive Officer

Richard Coglon, President at 604-641-1367

Item 9                     Date of Report

May 11, 2010

HIP ENERGY CORPORATION
 Suite 404 – 999 Canada Place, World Trade Centre
 Vancouver, B.C, Canada,   V6E 3E2
Tel:  (604) 641 1367  Fax: (604) 641 1214
NEWS RELEASE

OTC SYMBOL: HIPCF - (OTC:BB)	May 11, 2010

Closing of Private Placement / Appointment of VP Finance

Vancouver, British Columbia, Canada:   HIP Energy Corporation (OTC:BB – “HIPCF”) (the “Company”) is pleased to announce that it has closed on two separate private placements each at the offering price of $0.25 per share for total combined aggregate proceeds of $1,129,000. The first placement was for $629,000 representing 2,516,000 common shares and the second for $500,000 representing 2,000,000 common shares. As a condition of the second $500,000 placement, the placee has contractually committed and agreed to provide additional funding to the Company of $2,000,000 at a price of $0.50 per share if the Company achieves 30 consecutive days of average daily oil production (or gas equivalent) of an average of 100 bbl oil per day for 30 consecutive days from five well bores  using the HIP Downhole Process Technology; and $4,000,000 at $1.00 per share if the Company achieves 30 consecutive days of average daily oil production (or gas equivalent) of 200 bbl per day from 10 wells using the HIP Downhole Process Technology excluding any production from the initial five production wells.

The proceeds from the private placements are intended to be used to allow the Company to proceed with the development of its well development program using the HIP Downhole Process Technology and for general working capital.

Appointment of Additional Officer:

The Company is pleased to announce the appointment of Michael Hines as Vice-President Finance:  Mr. Hines (49) is a Chartered Accountant by profession has held various high level executive positions both in private and public practice. Mr. Hines is currently a principal of EHS Partners a position he has held since 2001. In addition he has served as CFO for the WJS Group of Companies; Senior Project Manager for “P3 International Trade and Investments Inc.”; Executive Vice President of “Lameque Quality Group Ltd.”; and a Partner and Senior Vice-President of KPMG and KPMG Inc., where he held responsibilities covering audit, consulting, forensic and insolvency engagements for clients in the public and private sectors. Mr. Hines areas of specialty include business restructuring and tax planning and forensic accounting engagements.

Mr. Hines holds a B.Com degree from Mount Allison University, Sackville NB - 1977; a CA designation form the Institute of Chartered Accountants - 1979; and was a former Trustee in Bankruptcy - Superintendent of Bankruptcy - 1994.

In commenting about these recent developments, the Company’s President Mr. Richard Coglon  provided the following commentary:

“With the private placement funds now in hand, management’s initial focus will be to concentrate its operations on applying the HIP Technology to known existing and proven well bores and reservoirs that have become non commercial, uneconomic, depleted or damaged. By proving out the viability and success of the HIP Technology in dramatically increasing production from a defined segment of well bores and reservoirs, we believe the Company will be in an enviable position of building a diverse portfolio of oil and gas reserves, profitable production, and forward looking investment opportunities for the company, its shareholders and investors.”

HIP Energy Corporation.

Per: Mr. Richard Coglon (B.Com/LL.B)
President / Director

For further information on this release contact info@hipenergycorp.com

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

FORWARD LOOKING STATEMENTS

Certain statements in this document are forward-looking statements or information (collectively “forward-looking statements”), within the meaning of the applicable securities legislation. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as: “will”, “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In particular, the forward-looking statements in this news release include: that the proceeds from the private placements are intended to be used to allow the Company to proceed with the development of its well development program using the HIP Downhole Process Technology and for general working capital, and that management believes that by proving out the viability and success of the HIP Technology in dramatically increasing production from a defined segment of well bores and reservoirs the Company will be in a position of building a diverse portfolio of oil and gas reserves, profitable production, and forward looking investment opportunities for the company, its shareholders and investors.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources. Factors that could cause actual results to differ materially include misinterpretation of data, inaccurate estimates of oil and natural gas reserves, the uncertainty of the requirements demanded by environmental agencies, the Company's ability to raise financing for operations, breach by parties with whom we have contracted, inability to maintain qualified employees or consultants because of compensation or other issues, competition for equipment, inability to obtain drilling permits, potential delays or obstacles in drilling operations and interpreting data, the likelihood that no commercial quantities of oil or gas are found or recoverable, and our ability to participate in the exploration of, and successful completion of development programs on all aforementioned prospects and leases. The Company’s Annual Report on Form 20-F and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and which are incorporated herein by reference. Except as required by applicable securities laws, the Company disclaims any intention or obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIP ENERGY CORPORATION

/s/ Richard Coglon
Richard Coglon
President
Date:  May 11, 2010